PORTER BANCORP, INC.

2500 EASTPOINT PARKWAY

LOUISVILLE, KENTUCKY 40223

CONFIDENTIAL TREATMENT REQUESTED BY

PORTER BANCORP, INC.

August 19, 2010

Kevin W. Vaughn

Assistant Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 50249-7010

Re:	Porter Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the fiscal quarter ended March 31, 2010
SEC File No. 001-33033

Dear Mr. Vaughn:

This letter further responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter from you to Mr. David B. Pierce dated July 22, 2010 related to the Form 10-K for the fiscal year ended December 31, 2009 and the Form 10-Q for the fiscal quarter ended March 31, 2010 filed by Porter Bancorp, Inc. (“Comment Letter”). We submitted responses to the Comment Letter to the SEC in a letter dated August 16, 2010 (Response Letter”). Our response to Comment 7.a. indicated that we were supplementally providing a list of our equity securities that were in an unrealized loss position at March 31, 2010. The list of equity securities in an unrealized loss position (attached hereto) is hereby supplementally provided to the Staff.

Please note that as of the date hereof, we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the SEC, and, as a result, we have redacted such information from the response that we filed electronically on the EDGAR system. We have submitted a complete unredacted version of our response to the SEC in paper form.

CONFIDENTIAL TREATMENT REQUESTED BY

PORTER BANCORP, INC.

Porter Bancorp, Inc. hereby acknowledges that:

•	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 499-4800 if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ David B. Pierce
David B. Pierce
Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY

PORTER BANCORP, INC.

PBIB – Equity Securities – Unrealized Losses > 12 Months – 3-31-10

[Omitted pursuant to Rule 83 confidential treatment request]